



Kingdom Dim Sum Inc
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $124,000

Offering End Date: August 6, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: Kingdom Dim Sum Inc

Founded: January 7, 2022

Address: 5445 Hollywood Blvd, Suite B
            Los Angeles, CA 90027

Industry: Full-Service Restaurants

Employees: 9

Website: https://kingdomdimsum.com/

Use of Funds Allocation:

If the maximum raise is met:

$116,560 (94.00%) – of the proceeds will go towards working capital- marketing and remodel
$7,440 (6.00%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 1,271 Followers





Business Metrics:

	FY23	YTD 5/31/2024
Total Assets	$162,000	$186,073
Cash & Cash Equivalents	$34,513	$58,300
Accounts Receivable	$0	$0
Short-term Debt	$16,857	$6,457
Long-term Debt	-$37,682	-$4,482
Revenue	$573,256	$326,077
Cost of Goods Sold	$156,400	$88,510
Taxes	$0	$0
Net Income	$1,096	$1,272

Recognition:

Kingdom Dim Sum Inc (DBA Kingdom Dim Sum) was established by Laurence Mo to show his deep love and admiration for his father. Here, every dish is more than just a meal; it's a labor of love, a tribute to the generations of culinary mastery that came before them. From the moment you step through their doors, you're not just a customer - you're family.

About:

Kingdom Dim Sum Inc (DBA Kingdom Dim Sum) is a father-and-son restaurant offering traditional Cantonese dim sum in a family-friendly atmosphere.

For more information, contact our Customer Support Team at support@thesmbx.com

